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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                            DEUTSCHE BANK CORPORATION
                 (Translation of Registrant's Name Into English)

                        DEUTSCHE BANK AKTIENGESELLSCHAFT
                                 TAUNUSANLAGE 12
                             60325 FRANKFURT AM MAIN
                                     GERMANY
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes[ ] No [X]

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      This Report on Form 6-K contains an English translation of the Articles of
Association (Satzung) of Deutsche Bank AG ("we" or the "Company"), as amended to reflect resolutions of our shareholders made in our Annual General Meeting of June 2, 2004 and of our Supervisory Board on July 29, 2004. Such amendments were registered on July 8 and August 5, 2004, respectively, with the Commercial Register (Handelsregister) of the District Court (Amtsgericht) Frankfurt am
Main, Germany, and thus became effective. The amendments made by the shareholders affected our share capital by (i) deleting the prior authorizations to increase share capital and conditional share capital formerly contained in subparagraph (4), (5) and (6) of Section 4, which by their terms expired on April 30, 2004, (ii) reducing the amount of conditional capital authorized in the prior subparagraph (7) of Section 4 to reflect the expiry of certain share rights, (ii) renumbering the prior subparagraphs (7) to (13) of Section 4 as subparagraphs (4) to (10), (iii) adding a new subparagraph (11) to Section 4 authorizing increases in the share capital through April 30, 2009 up to Euro 150,000,000, (iv) adding a new subparagraph (12) to Section 4 authorizing increases in the share capital through April 30, 2009 of up to Euro 48,000,000 and (v) adding a new subparagraph (13) to Section 4 creating conditional share capital for certain capital market transactions through April 30, 2009 of up to Euro 150,000,000 through the issuance of up to 58,593,750 new shares. Additionally, on June 29, 2004, the Board of Managing Directors decided to reduce the share capital of the Company by 38,000,000 shares from 581,854,246 to 543,854,246 no par value shares (with a resulting share capital of Euro 1,392,266,869.76) and on July 29, 2004 the Supervisory Board decided on the applicable amendment to the Articles of Association, which is reflected in subparagraph (1) of Section 4.

FORWARD-LOOKING STATEMENTS CONTAIN RISKS

      This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

      By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 25, 2004 on pages 9 through 14 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: August 10, 2004

                                          By: /s/ Dr. Mathias Otto
                                              ---------------------
                                          Name:  Dr. Mathias Otto
                                          Title: Senior Counsel

                                          By: /s/ Volker Butzke
                                              ---------------------
                                          Name:  Volker Butzke
                                          Title: Senior Counsel
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                                                                    Page 1 of 16

ARTICLES OF ASSOCIATION OF DEUTSCHE BANK AG

In conformity with the resolutions of the Board of Managing Directors on June 29, 2004 and of the Supervisory Board on July 29, 2004

                                  DEUTSCHE BANK

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                                                                    Page 2 of 16

I.    GENERAL PROVISIONS

Section 1

The stock corporation bears the name

               Deutsche Bank
               Aktiengesellschaft

It is domiciled in Frankfurt (Main).

Section 2

(1) The object of the enterprise is the transaction of banking business of every kind, the provision of financial and other services, and the promotion of international economic relations. The Company may realize this object itself or through subsidiaries and affiliated companies.

(2) To the extent permitted by law, the Company is entitled to transact all business and take all steps which appear likely to promote the object of the Company, in particular to acquire and dispose of real estate, to establish branches at home and abroad, to acquire, administer and dispose of participations in other enterprises, and to conclude enterprise agreements.

Section 3

The Company's notices shall be published in the electronic Federal Gazette (elektronischer Bundesanzeiger).

II.   SHARE CAPITAL AND SHARES

Section 4

(1)   The share capital is EUR 1,392,266,869.76.

      It is divided into

                           543,854,246 no par value shares.

(2) The Company shall not obtain any lien pursuant to its General Business Conditions in respect of the shares it has issued except by special pledging agreements.

(3) The share capital is conditionally increased by up to a further EUR 30,557,184, divided up into up to 11,936,400 no par value shares. The conditional capital increase will only be carried out in so far as the holders of the convertible bonds issued by Deutsche Bank Aktiengesellschaft on or before December 31, 2000 on the basis of the resolution of the

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                                                                    Page 3 of 16

      General Meeting on May 20, 1998 under item 11 of the agenda make use of their conversion rights, or the holders of option rights issued on or before May 10, 2003 on the basis of the resolution by the General Meeting on May 17, 2001 under item 11 of the agenda make use of their right of exercise and the company does not fulfil the conversion and option rights in either case by transferring own shares or by making a cash payment. With regard to the exercise of option rights, the conditional capital increase is also only effected in so far as no further conditional capital is available under Section 4 (7) of the Articles of Association. The new shares are entitled to a dividend as from the beginning of the financial year in which they arise by exercise of option rights.

(4) The share capital is conditionally increased by up to a further EUR 10,000,000, divided into up to 3,906,250 no par value shares. The conditional capital increase will only be carried out in so far as the holders of the option rights issued on the basis of the share option plan pursuant to the resolution of the General Meeting on May 17, 1999 or in accordance with the resolution of the General Meeting on May 17, 2001 under item 12 of the agenda make use of their option rights and the company does not fulfil the option rights in either case by transferring own shares or by making a cash payment. The new shares are entitled to a dividend from the beginning of the financial year in which they arise by exercise of option rights.

(5) The Board of Managing Directors is authorized to increase the share capital, with the consent of the Supervisory Board, once or more than once on or before May 31, 2005 through the issue of new shares against cash payments by up to a total of EUR 30,000,000. Shareholders' pre-emptive rights are excluded.

(6) The Board of Managing Directors is authorized to increase the share capital on or before April 30, 2006, with the consent of the Supervisory Board, once or more than once, by up to a total of EUR 128,000,000 through the issue of new shares against cash payment or contribution in kind. Shareholders are to be granted pre-emptive rights, but the Board of Managing Directors is authorized to except broken amounts from shareholders' pre-emptive rights and to exclude pre-emptive rights in so far as it is necessary to grant to the holders of warrants, convertible bonds and convertible participatory rights issued by Deutsche Bank Aktiengesellschaft and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Board of Managing Directors is also authorized to exclude, with the consent of the Supervisory Board, the pre-emptive rights if the capital increase is carried out against contribution in kind for the purpose of acquiring companies or holdings in companies.

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                                                                    Page 4 of 16

(7) The share capital is increased conditionally by up to EUR 21,338,112 through the issue of up to 8,335,200 new no par value shares. The conditional capital increase is intended solely to fulfil option rights of members of the Board of Managing Directors and executives of Deutsche Bank AG as well as members of the managements and executives of related companies which are granted on or before May 10, 2003 on the basis of the authorization by the General Meeting on May 17, 2001 under item 11 of the agenda. The conditional capital increase will only be carried out to the extent that the holders of the issued option rights make use of their subscription right and the company does not fulfil the option rights by transferring own shares or by making a cash payment. The new shares are entitled to a dividend as from the beginning of the financial year in which they arise by exercise of option rights.

(8) The Board of Managing Directors is authorized to increase the share capital on or before April 30, 2007, with the consent of the Supervisory Board, once or more than once, by up to a total of EUR 100,000,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Board of Managing Directors is authorized to except broken amounts from shareholders' pre-emptive rights and to exclude pre-emptive rights in so far as it is necessary to grant to the holders of warrants, convertible bonds and convertible participatory rights issued by Deutsche Bank Aktiengesellschaft and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Board of Managing Directors is also authorized to exclude, with the consent of the Supervisory Board, the pre-emptive rights if the issue price of the new shares is not significantly lower than the quoted price of shares already listed at the time of the final determination of the issue price.

(9) The share capital is increased conditionally by up to EUR 64,000,000 through the issue of up to 25,000,000 new no par value shares. The conditional capital increase is intended solely to fulfil option rights of members of the Board of Managing Directors and executives of Deutsche Bank Aktiengesellschaft as well as members of the managements and executives of related companies which are granted on or before May 20, 2005 on the basis of the authorization by the General Meeting on May 22, 2002 under Item 12 of the Agenda. The conditional capital increase will only be carried out to the extent that the holders of the issued option rights make use of their subscription right and the company does not fulfil the option rights by transferring own shares or by making a cash payment. The new shares are entitled to a dividend from the beginning of the financial year in which they come into existence by exercising option rights.

(10) The Board of Managing Directors is authorized to increase the share capital on or before April 30, 2008, with the consent of the Supervisory Board, once or more than once, by up to a total of EUR 128,000,000 through the issue of new shares against cash payment or

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                                                                    Page 5 of 16

      contribution in kind. Shareholders are to be granted pre-emptive rights, but the Board of Managing Directors is authorized to except broken amounts from shareholders' pre-emptive rights and to exclude pre-emptive rights in so far as it is necessary to grant to the holders of warrants, convertible bonds and convertible participatory rights issued by Deutsche Bank Aktiengesellschaft and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Board of Managing Directors is also authorized to exclude, with the consent of the Supervisory Board, the pre-emptive rights if the capital increase is carried out against contribution in kind for the purpose of acquiring enterprises or holdings in enterprises.

(11) The Board of Managing Directors is authorized to increase the share capital on or before April 30, 2009, with the consent of the Supervisory Board, once or more than once, by up to a total of EUR 150,000,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Board of Managing Directors is authorized to except broken amounts from shareholders' pre-emptive rights and to exclude pre-emptive rights insofar as it is necessary to grant to the holders of warrants, convertible bonds and convertible participatory rights issued by Deutsche Bank AG and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The new shares may also be taken up by banks specified by the Board of Managing Directors with the obligation to offer them to shareholders (indirect pre-emptive right).

(12) The Board of Managing Directors is authorized to increase the share capital on or before April 30, 2009, with the consent of the Supervisory Board, once or more than once, by up to a total of EUR 48,000,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Board of Managing Directors is authorized to except broken amounts from shareholders' pre-emptive rights and to exclude pre-emptive rights insofar as it is necessary to grant to the holders of warrants, convertible bonds and convertible participatory rights issued by Deutsche Bank AG and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Board of Managing Directors is also authorized to exclude, with the consent of the Supervisory Board, the pre-emptive rights if the issue price of the new shares is not significantly lower than the quoted price of shares already listed at the time of the final determination of the issue price.

(13) The share capital is increased conditionally by up to EUR 150,000,000 through the issue of up to 58,593,750 new registered no par value shares. The conditional capital increase will only be carried out insofar as

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                                                                    Page 6 of 16

      a) the holders of conversion rights or warrants linked with participatory notes or convertible bonds or bonds with warrants to be issued up to April 30, 2009 by Deutsche Bank AG or a company in which Deutsche Bank AG has a direct or indirect majority holding, make use of their conversion or option rights or insofar as

      b) the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2009 by Deutsche Bank AG, or a company in which Deutsche Bank AG has a direct or indirect majority holding, fulfil their obligation to convert.

      The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion or option rights or by fulfilment of the duty to convert.

Section 5

(1) The shares are registered shares. Shareholders must notify to the company for registration in the Shareholder Register in particular, where natural persons are concerned, their name, their address as well as their date of birth and, where legal persons are concerned, their style, their business address and their domicile, and in all cases the number of shares they hold. Electronic mail addresses and any changes to them should be added to facilitate communication.

(2) If in the event of the capital being increased the resolution on the increase does not provide that the new shares are to be made out to bearer or registered in a name, they shall be registered in a name.

(3) The form of the shares and dividend coupons and talons shall be determined by the Board of Managing Directors in agreement with the Supervsiory Board. The same shall apply to bonds and interest coupons. Global certificates may be issued. The claim of shareholders to have their shares and any dividend and renewal coupons issued in individual certificate form is excluded unless such issue is required by the rules in force at a stock exchange where the company's shares are listed.

III.  THE BOARD OF MANAGING DIRECTORS

Section 6

(1) The Board of Managing Directors shall consist of not less than three members.

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                                                                    Page 7 of 16

(2) The Supervisory Board shall appoint the members of the Board of Managing Directors and determine their number. The Supervisory Board may appoint deputy members of the Board of Managing Directors.

Section 7

(1) The Company shall be legally represented by two members of the Board of Managing Directors or by one member jointly with a holder of procuration (Prokurist).

(2) The deputy members of the Board of Managing Directors shall rank equally with full members in respect of powers of representation.

Section 8

For the purpose of closer contact and business consultation with trade and industry the Board of Managing Directors may form an Advisory Board and Regional Advisory Councils, lay down rules of procedure for their business and fix the remuneration of their members. The Supervisory Board shall be informed of any changes in the membership of the Advisory Board and the Regional Advisory Councils at the Supervisory Board meeting immediately following such changes.

IV.   THE SUPERVISORY BOARD

Section 9

(1) The Supervisory Board shall consist of 20 members. They are elected for the period until conclusion of the General Meeting which adopts the resolutions concerning the ratification of acts of management for the fourth financial year following the beginning of the term of office. Here, the financial year in which the term of office begins is not taken into account. For the election of shareholder representatives, the General Meeting may establish that the terms of office of up to five members may begin or end on differing dates.

(2) In the election of shareholders' representatives to the Supervisory Board and any substitute members, the Chairman of the General Meeting shall be entitled to take a vote on a list of election proposals submitted by management or shareholders. If substitute members are elected on a list, they shall replace shareholders' representatives prematurely leaving the Supervisory Board in the order in which they were named, unless resolved otherwise at the vote.

(3) If a Supervisory Board member is elected to replace a member leaving the Supervisory Board, the new member's term of office shall run for the remainder of the replaced member's term. In the event that a substitute member replaces the outgoing member, the substitute member's

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                                                                    Page 8 of 16

      term of office shall expire if a new vote to replace the outgoing member is taken at the next General Meeting or the next General Meeting but one, at the end of the said General Meeting, otherwise at the end of the outgoing member's residual term of office.

(4) Any member of the Supervisory Board may resign from office without being required to show cause subject to his giving one month's notice by written declaration addressed to the Board of Managing Directors.

Section 10

(1) Following a General Meeting in which all members of the Supervisory Board to be elected by a General Meeting have been newly elected, a meeting of the Supervisory Board shall take place, for which no special invitation is required. At this meeting, the Supervisory Board under the chairmanship of its oldest member shall elect from among its members and for the duration of its term of office the Chairman of the Supervisory Board and his Deputy in accordance with Section 27 of the Co-determination Act. In the event of the Chairman of the Supervisory Board or his Deputy leaving before completion of his term of office, the Supervisory Board shall forthwith elect a substitute.

(2) The Deputy Chairman of the Supervisory Board shall have the legal and statutory rights and duties of the Chairman only if the latter is indisposed. Sections 29 (2) 3 and 31 (4) 3 of the Co-determination Act remain unaffected.

Section 11

(1) Meetings of the Supervisory Board shall be called by the Chairman or, if the latter is indisposed, by his Deputy whenever so required by law or business.

(2) The Supervisory Board shall be deemed to constitute a quorum if the members have been invited in writing or by cable under their last given address and not less than half the total members which it is required to comprise take part in the voting in person or by written vote. The chair shall be taken by the Chairman or his Deputy. The Chairman of the meeting shall decide the manner of voting.

(3) Resolutions may also be taken without a meeting being called, by way of written, cabled or telephoned or electronic votes, if so ruled by the Chairman of the Supervisory Board or his Deputy. This also applies to second polls pursuant to Sections 29 (2) 1 and 31 (4) 1 of the Co-determination Act.

(4) Resolutions of the Supervisory Board are taken with the simple majority of the votes unless otherwise provided by law. If there is equality of votes the Chairman shall have the casting

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                                                                    Page 9 of 16

      vote pursuant to Sections 29 (2) and 31 (4) of the Co-determination Act; a second poll within the meaning of these provisions can be demanded by any member of the Supervisory Board.

(5) If not all the members of the Supervisory Board are present at the voting and if absent members have not submitted written votes, the voting shall be postponed at the request of at least two members of the Supervisory Board who are present. In the event of such postponement, the new vote shall be taken at the next regular Supervisory Board meeting if no extraordinary meeting is called. At the new vote a further minority call for postponement is not permitted.

(6) If the Chairman of the Supervisory Board is present at the meeting or if a member of the Supervisory Board is in possession of his written vote, subpara. 5 shall not apply if the same number of shareholders' representatives and employees' representatives are personally present or participate in the voting by written vote, or if any inequality is balanced out by individual members of the Supervisory Board not participating in the voting.

Section 12

(1) The Supervisory Board is authorized to appoint a Presiding Committee and one or several other Committees from among its members; Section 27 (3) of the Co-determination Act remains unaffected. The functions and powers of the Committees and the relevant procedures to be adopted shall be determined by the Supervisory Board. To the extent permitted by law, the Supervisory Board's powers of decision may also be delegated to the Committees. For Committee resolutions, unless otherwise determined by mandatory legal regulations, Section 11 (3) and (4) apply with the proviso that the decision of the Committee Chairman replaces that of the Supervisory Board Chairman; Section 11 (5) and (6) do not apply.

(2) Declarations of intention on the part of the Supervisory Board and its Committees shall be made in the name of the Supervisory Board by the Chairman or his Deputy.

Section 13

(1)   The approval of the Supervisory Board is required

      a)    for the granting of general powers of attorney;

      b) for the acquisition and disposal of real estate in so far as the object involves more than 1% of the Company's liable capital and reserves pursuant to the German Banking Act;

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                                                                   Page 10 of 16

      c) for the granting of credits, including the acquisition of participations in other companies, for which approval of a credit institution's Supervisory Board is required under the German Banking Act;

      d) for the acquisition and disposal of other participations, in so far as the object involves more than 2% of the Company's liable capital and reserves pursuant to the German Banking Act.

            The Supervisory Board must be informed without delay of any acquisition or disposal of such participations involving more than 1% of the Company's liable capital and reserves.

(2) The approvals under sub-paragraphs 1 b) and d) are also required if the transaction concerned is carried out in a dependent company.

(3) The Supervisory Board may specify further transactions which require its approval.

Section 14

(1) The members of the Supervisory Board receive, in addition to reimbursement of their cash expenses and of turnover tax to be borne by them in connection with their activity on the Supervisory Board, a fixed remuneration payable upon expiration of the financial year in the amount of EUR 30,000 for each member. They also receive for each EUR 0.05, or part thereof, in dividend distributed in excess of EUR 0.15 per share, remuneration of EUR 1,000 each. The Supervisory Board Chairman receives three times, his Deputy one and a half times the stated amounts.

(2) The amounts pursuant to (1) sentences 1 and 2 increase by 25% for each membership in a Committee of the Supervisory Board. For the Chair of a Committee the rate of increment is 50%; if the Committee Chairman is not identical with the Supervisory Board Chairman, the rate of increment is 75%. These amounts are based on the premise that the respective Committee has met during the financial year.

(3) The members of the Supervisory Board also receive an annual remuneration linked to the long-term success of the company; this remuneration varies in size depending on how the ratio between the total return on Deutsche Bank's share - based on share price development, dividend and capital actions - and the average total return of shares of a group of peer companies consisting of Citigroup Inc., Credit Suisse Group, J. P. Morgan Chase & Co., Merrill Lynch & Co. Inc. and UBS AG, has developed in the three financial years immediately preceding the year of remuneration. If the ratio lies between -10% and +10% each member receives an amount of EUR 15,000; if the Deutsche Bank share outperforms the

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                                                                   Page 11 of 16

      peer group by 10% to 20%, the payment increases to EUR 25,000; and in case of a more than 20% higher performance it rises to EUR 40,000.

(4) In addition, the members of the Supervisory Board receive a meeting fee of EUR 1,000 for each meeting of the Supervisory Board and its Committees in which they take part.

(5) Changes in the Supervisory Board and/or its Committees will be taken into account in the remuneration in proportion to the period of office, with periods being rounded up or down to full months.

(6) In the interest of the company, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by the company. The corresponding premiums will be paid by the company.

V.    GENERAL MEETING

Section 15

The General Meeting called to adopt the resolutions concerning the ratification of acts of management of the Board of Managing Directors and the Supervisory Board, the appropriation of profits, the appointment of the annual auditor and, as the case may be, the establishment of the annual statement of accounts (Ordinary General Meeting) shall be held within the first eight months of each financial year.

Section 16

(1) The General Meeting shall be called by the Board of Managing Directors or the Supervisory Board to take place in Frankfurt (Main), Dusseldorf, or any other German city with over 500,000 inhabitants.

(2) The General Meeting must be convened, in so far as no shorter period is admissible by law, at least one month before the day by the end of which shareholders must give prior notice of their intention to take part; the day of convention and the last day of the registration period (Section 17
      (2) of the Articles of Association) are not counted here.

Section 17

(1) Shareholders who are registered in the Shareholder Register and who give prior notice in time for the meeting are entitled to take part in the General Meeting and to exercise their voting rights.

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                                                                   Page 12 of 16

(2) Notice must be given in writing, by telefax or electronically no later than on the third working day before the meeting to the Board of Managing Directors at the company's domicile or to another office specified in the notice of convention. Saturday is not counted as a working day for the purposes of this provision.

(3) Details regarding the giving of notice and the issue of admission cards must be given in the invitation.

Section 18

(1)   Each no par value share carries one voting right.

(2) In the event of shares not having been fully paid up, the voting right shall commence, in accordance with Section 134 (2) sentence 3 and 5 of the German Stock Corporation Act (Aktiengesetz), when the minimum contribution required by law has been paid.

(3) The voting right may be exercised by authorized persons. Powers of attorney which are not issued to another bank or an Association of Shareholders must be issued in writing using an electronic medium to be determined by the company. The details concerning the issuance of an electronic power of attorney will be announced in the notice convening the general meeting in the publications that carry the company's official notices.

Section 19

(1) The Chairman of the Supervisory Board or another member of the Supervisory Board belonging to the Supervisory Board as a representative of the shareholders shall preside over the General Meeting. In the event that none of these persons takes the chair, the Chairman shall be elected by the General Meeting under the direction of the oldest shareholder present.

(2) The Chairman shall direct proceedings and determine the sequence in which the items on the agenda are dealt with. He may admit the recording and transmission of the General Meeting by electronic media. The transmission may also take place in a form to which the public has unlimited access.

Section 20

(1) The resolutions of the General Meeting may be taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise with mandatory effect.

(2) The Chairman shall determine the form and further particulars of the voting. The voting result shall be obtained by ascertaining the "yes" and the "no" votes. The Chairman shall also

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      determine the manner in which the votes are to be ascertained, e.g. by deducting the "yes" or "no" votes and the abstentions from the overall number of votes to which the voters are entitled.

(3) The Supervisory Board shall be authorized to amend the Articles of Association in so far as such amendments merely relate to the wording.

VI.      ANNUAL STATEMENT OF ACCOUNTS AND APPROPRIATION OF PROFITS

Section 21

The financial year of the Company is the calendar year.

Section 22

(1) The Board of Managing Directors shall, within the first three months of each financial year, prepare the annual statement of accounts (balance sheet, profit and loss account, notes to the annual statement of accounts) and the management report for the preceding financial year, and submit them to the auditor.

(2) The Supervisory Board shall submit its report to the Board of Managing Directors within one month from the date of receipt of the statements which must be presented to it. If the report is not submitted to the Board of Managing Directors within this period, the Board of Managing Directors shall promptly specify an additional period of not more than one month within which the Supervisory Board must submit its report. If the report is not submitted to the Board of Managing Directors prior to the expiration of such additional period of time either, the annual statement of accounts shall be deemed not to have been approved by the Supervisory Board.

Section 23

(1) The distributable profit shall be distributed among the shareholders unless the General Meeting determines otherwise. The General Meeting may resolve a non-cash distribution instead of or in addition to a cash dividend.

(2) In so far as the Company has issued participatory certificates and the respective conditions of participatory certificates accord the holders of the participatory certificates a claim to distribution from the distributable profit, the claim of the shareholders to this portion of the distributable profit is excluded (Section 58 (4) of the Joint Stock Corporation Act).

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(3)   The dividends due to the shareholders are always distributed in proportion to the contribution made on their share in share capital and in proportion to the time which has elapsed since the date fixed for contribution.

(4) In the event of new shares being issued, a different dividend entitlement may be established for such shares.

VII.     FORMATION OF DEUTSCHE BANK AG

Section 24

The Company was formed by the re-amalgamation of Norddeutsche Bank AG, Deutsche Bank AG West and Suddeutsche Bank AG, which had been founded in 1952 as successor institutions to the former Deutsche Bank, according to the Law on the Regional Scope of Credit Institutions (Gesetz uber den Niederlassungsbereich von Kreditinstituten).

VIII. CONTRIBUTION AND ACQUISITION PROVISIONS CONTAINED IN THE DISINCORPORATION AGREEMENT OF SEPTEMBER 27, 1952

Section 25

(1) Pursuant to Section 3 of the Big Bank Law, Deutsche Bank contributes to the successor institution, Suddeutsche Bank Aktiengesellschaft, the entire portion of its business which was previously transacted by Bayerische Creditbank, Sudwestbank in Stuttgart and Mannheim, Oberrheinische Bank, Wurttembergische Vereinsbank, Hessische Bank and Rheinische Kreditbank in the Federal States (Lander) of Bayern, Baden/Wurttemberg (now Sudweststaat), Rheinland-Pfalz and Hessen. The contribution includes all assets, including liabilities, acquired or created in the course of this business.

(2)   The assets include in particular:

      a) all real estate and similar rights located in the Federal States of Bayern, Baden/Wurttemberg (now Sudweststaat), Hessen and Rheinland-Pfalz,

      b) all mortgage rights (including pre-registrations) held for own account on real estate in the Federal States of Bayern, Baden/Wurttemberg (now Sudweststaat), Hessen and Rheinland-Pfalz,

      c) all claims and the related securities as well as all other rights and assets recorded in the previous institutions' books as at 31.12.1951,

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                                                                   Page 15 of 16

      d) all rights arising from trusteeships, particularly from such as relate to bond issues where the borrower was domiciled, per 31.12.1951, in the Federal States of Bayern, Baden/Wurttemberg (now Sudweststaat), Hessen or Rheinland-Pfalz,

      e)    Deutsche Bank's equalization claims, allocated in accordance with
            Section 8 of the 2nd Conversion Law Implementing Order, arising out of the contribution balance sheet per 31.12.1951. Should these equalization claims be subsequently increased or reduced pursuant to a correction of the conversion account, this amendment will be credited or debited to the successor institution in so far as this institution has acquired the respective asset or liability in the conversion account.

(3)   The liabilities include in particular:

      a) all commitments recorded in the previous institutions' books per 31.12.1951,

      b)    all commitments resulting from the trusteeships mentioned under 2
            (d),

      c) all foreign commitments resulting from Section 6(2) of the 35th Conversion Law Implementing Order, subject to the provision of
            Section 7(2) of the Big Bank Law,

      d)    all pension liabilities towards entitled persons resident per
            31.12.1951 in the Federal States of Bayern, Baden/Wurttemberg (now Sudweststaat), Hessen or Rheinland-Pfalz, subject to the provision that all expenses under this heading are to be shared between Suddeutsche Bank Aktiengesellschaft and its sister institutions, Norddeutsche Bank Aktiengesellschaft and Rheinische-Westfalische Bank Aktiengesellschaft, according to the formula used so far, i.e. on the basis of staff expenditure in the respective year. This does not include retirements from the previous institutions after 31.12.1951, which must be borne by the institution concerned. Should the aforementioned pension liabilities be otherwise regulated following a change in the law in the Federal territory or in West Berlin or in the rest of Germany, the above regulation will cease to apply, with retroactive effect.

(4) The contribution of assets and the acquisition of liabilities take place as at and with effect from 1.1.1952, subject to the provision that the contributed business of the previous institutions shall be deemed to have been transacted from the said date for the account of the new successor institution. The basis for the contributed assets and acquired liabilities is the balance sheet per 31.12.1951

      appended to this document. The assets and liabilities shown in this balance sheet have been valued provisionally. The definitive contribution will be effected at the values established with legal validity in the balance sheet for tax purposes drawn up for Deutsche Bank's business in the Federal territory per 31.12.1951. If, as a result of the values established - whether by an increase in assets or a decrease in liabilities - the value of the assets should rise, then the

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                                                                   Page 16 of 16

      incremental value - less a reasonable deduction on the assets side for depreciation in the interim period - must be added to the successor institution's legal reserve.

(5) According to the balance sheet per 31.12.1951, the value of contributed assets less acquired liabilities amounts to a total of

               DM 56,195,000.

      Deutsche Bank guarantees that this value exists. As a set-off against this contribution, Suddeutsche Bank Aktiengesellschaft gives to Deutsche Bank shares in the nominal amount of DM 39,996,000. Pursuant to Section 8 and
      Section 9 of the Big Bank Law, these shares will be transferred to the Bank deutscher Lander as trustee for the shareholders of Deutsche Bank.